

05040472

MMISSION
9

VE 3-25-05

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51304 |



FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BACAP Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Tryon Street
(No. and Street)

| Charlotte | North Carolina | 28255 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Iudice — 617-434-0484 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 125 High Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*




SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/24

# OATH OR AFFIRMATION

I, Philip J. Iudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BACAP Distributors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Manager

Title

Notary Public

Donald E. Geer, Jr.
NOTARY PUBLIC
My commission expires Sept. 24, 2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BACAP Distributors, LLC
**(A wholly-owned subsidiary of Bank of America, N.A.)**
**Index**
**December 31, 2004**



**PricewaterhouseCoopers LLP**
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors**

To the Board of Managers and Member of
BACAP Distributors, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of BACAP Distributors, LLC and its subsidiary (collectively, the "Company"), in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

# BACAP Distributors, LLC
**(A wholly-owned subsidiary of Bank of America, N.A.)**
## Consolidated Statement of Financial Condition
## December 31, 2004

*(amounts in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 286,011 |
| Receivables | | |
| 12b-1 and shareholder administration fees receivable | | 15,253 |
| Administration fees receivable from affiliated funds | | 8,987 |
| Other receivables | | 460 |
| Investments owned | | |
| Marketable, at fair value (cost $246) | | 304 |
| Not readily marketable, at fair value (cost $25,318) | | 30,361 |
| Deferred sales commissions, net of accumulated amortization of $17,468 | | 18,445 |
| Total assets | $ | 359,821 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accrued employee incentives | $ | 5,689 |
| 12b-1 and shareholder administration fees payable | | 10,937 |
| Compensation arrangements payable | | 257 |
| Payables to affiliates | | 5,126 |
| Accounts payable and accrued liabilities | | 1,811 |
| Deferred tax liability, net | | 2,923 |
| Accrued taxes payable | | 10,053 |
| Total liabilities | | 36,796 |
| Commitments and contingencies (Note 7) | | |
| Minority interest | | 10 |
| Member's equity | | 323,015 |
| Total liabilities and member's equity | $ | 359,821 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

## 1. Organization and Operations

BACAP Distributors, LLC (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Manager"), which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Manager is the sole member of the Company and, as such, has full and complete authority to manage and control the business, property and affairs of the Company. The Company is registered with the Securities and Exchange Commission ("SEC") as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended, and as a broker-dealer with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiary, BACAP Advisory Partners, LLC ("Advisory Partners"). Advisory Partners is organized for the purpose of providing investment advisory services (including acting as the general partner, managing member or investment adviser) to registered investment companies, private investment partnerships, limited liability companies and similar investment vehicles. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company serves as the Managing Member of Advisory Partners.

The Company is the distributor and administrator of the Nations Funds Family of Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds include many portfolios, including equity, balanced, money market and fixed income, which are structured as domestic open and closed-end funds, fund of funds, and variable annuity portfolios. Substantially all revenues of the Company are derived from distribution and administration of the Funds. The Funds had net assets of approximately $122.8 billion at December 31, 2004.

## 2. Summary of Significant Accounting Policies

### Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates. The Company's most significant estimate relates to its determination of fair value of the not readily marketable investment. See further discussion below and in Note 3.

### Cash and Cash Equivalents

The Company defines cash and cash equivalents as demand deposits, investments in instruments with a maturity of less than ninety days and money market mutual funds. Cash and cash equivalents are recorded on a trade date basis and are carried at fair value.

**Fair Value of Financial Instruments**
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Not readily marketable investments are valued at fair value, based on discounted expected future cash flows using current market rates. Marketable investments are valued at market value, as determined by an independent pricing service. All of the Company's other financial instruments are short-term financial instruments, with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

**Investments Owned**
Marketable investments represent investments in affiliated registered investment companies and are valued at the net asset value per share of the fund. These investments are recorded on a trade date basis with the net realized and unrealized gain or loss included in earnings.

Not readily marketable investments represent an investment in collection rights as further described in Note 3. The investment is carried at fair value based on discounted expected future cash flows, with net unrealized gains and losses included in earnings.

**Deferred Sales Commissions**
Sales commissions paid to brokers and dealers in connection with the sale of certain fund shares are capitalized and amortized on a straight-line basis over six years, which is the maximum period the shareholder is subject to a contingent deferred sales charge or early withdrawal charge. Contingent deferred sales charges and early withdrawal charges received by the Company from redeeming shareholders of certain funds reduce the unamortized deferred sales commissions first, with any remaining amount recorded as revenue.

The Company evaluates the carrying value of its deferred sales commission assets for impairment and recoverability on an annual basis. Impairment adjustments, if any, are recognized in earnings as a component of amortization of deferred sales commissions.

**Equipment and Capitalized Software**
Furniture, equipment and capitalized software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to earnings as incurred. The Company's capitalized software was fully amortized in the prior year.

**Administration Fees**
The Company receives administration fees as the administrator of the Funds. As administrator, the Company supervises various aspects of the Funds' administrative operations, which includes oversight of fund accounting, treasury operations, preparing the Funds' prospectuses and other reports to shareholders and the SEC, coordinating shareholder proxy services and meetings of the shareholders and Boards of Directors and Trustees, and monitoring compliance with investment objectives, laws and regulations. Administration fees are based on a percentage of average net assets of the Funds.

**12b-1 and Shareholder Administration Fees**
The Company receives 12b-1 and shareholder administration fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder administration and servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder administration and 12b-1 fees are based on a percentage of the average net assets of the Funds. Shareholder servicing and 12b-1 fees paid represent fees remitted to third party intermediaries for their performance of shareholder administration and servicing.

**Compensation Arrangements**
The Company has entered into arrangements with various affiliates and third parties to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds.

**Minority Interest**
The Company is the Managing Member of its majority-owned subsidiary, Advisory Partners. The Company records in its accounts the minority interest liability (and associated minority interest expense) due to the minority interest holder.

**Income Taxes**
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items, which management believes it is more likely than not, realization will not occur. There was no valuation allowance at December 31, 2004.

The Company's operating results are included in the consolidated federal income tax return of the Corporation and included in the Manager's consolidated income tax return for state purposes. The method of allocating federal and state income tax expense/benefit is determined under a tax allocation agreement between the Company and the Corporation, and the Company and the Manager. This allocation agreement specifies that income tax expense/benefit will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

**3. Investments Owned**

**Marketable Investments**
Marketable investments represent capital provided by the Company to certain of the Funds. At December 31, 2004, the Company was a shareholder in several Funds and an investment partnership, which had a fair value of $304,000.

**Not Readily Marketable Investments**
On December 31, 1998, the Company acquired the collection rights, as well as, the right to certain future mutual fund contingent deferred sales charges and 12b-1 fees from Stephens, Inc. ("Stephens"), the distributor to the Funds until January 1, 2003. In acquiring such rights, the Company collected contingent deferred sales charges and 12b-1 fees directly from the transfer agent and the Funds, respectively.

The investment in collection rights is carried at fair value. A ready market does not exist for the collection rights; accordingly, fair value is determined based on the discounted expected future cash flows expected to be received over the life of the contracts.

Estimated cash flows are periodically re-evaluated and adjustments are made to the recorded value and the allocation of expected cash receipts between principal and interest. Cash collected in excess of accrued interest income reduces the principal amount of the Company's investment in collection rights.

Effective January 1, 2004, the Company reclassed securities previously identified as available for sale to trading securities. The unrealized appreciation transferred during 2004 was $2.7 million, with an associated tax effect of $1.1 million. The amount of unrealized appreciation recorded in the current year was $2.3 million. The fair value at December 31, 2004 was $30.4 million.

## 4. Related Party Transactions

**Fund-Related Transactions with Affiliates**
The receivables from affiliated funds for administration and 12b-1 fees and shareholder administration fees at December 31, 2004 totaled $9.0 million, and $15.3 million, respectively, and are expected to be settled in the normal course of business.

**Cash and Cash Equivalents**
The Company had $285.7 million invested in the Nations Cash Reserves Fund at December 31, 2004.

**Nations Funds Reorganization**
During 2004, the Company assisted with certain reorganization activities of the Funds, which primarily included certain fund mergers and changes in share class structures. The Manager reimbursed the Company approximately $838,000 during 2004 related to reorganization activities. The contribution from the Manager was accounted for as a capital contribution.

**Member's Equity**
The Company's board of managers and some of its officers and employees serve as officers and employees of the Manager and its affiliates. The Company paid no dividends to the Manager during 2004.

## 5. Income Taxes

The Company is a limited liability company under North Carolina law, and is treated for tax purposes (under the applicable provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulation promulgated thereunder) as a single member LLC of the Manager.

Current federal income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation for federal purposes and to or from the Manager for state purposes. Current federal taxes payable to the Corporation, inclusive of current state taxes payable to the Manager, is $10 million at December 31, 2004.

The Company's deferred tax liability was $2.9 million at December 31, 2004. The net deferred tax liability related primarily to future tax liabilities from the unrealized gain on not readily marketable investments, which is carried at fair value.

## 6. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation, which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by the Manager.

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under the current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives are met.

As a result of the Company replacing Stephens as the distributor of the Funds beginning January 1, 2003, many employees of Stephens became employees of the Company during 2003. In order to provide the former Stephens' employees with a comparable incentive opportunity in replacement of their forfeited Stephens stock option awards, the Company provided certain former Stephens associates with stock appreciation rights, as set forth in a Stock Appreciation Rights Agreement.

## 7. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company, and certain of these actions and proceedings are based on alleged violations of laws.

In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. Based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, will have a material adverse effect on the financial position or liquidity of the Corporation and the Company, but may be material to the Corporation and the Company's operating results for any particular reporting period.

*Mutual Fund Operations Matters*
On March 15, 2004, the Corporation announced agreements in principle with the New York Attorney General (the "NYAG") and the SEC to settle matters related to late trading and market timing of mutual funds. The Corporation agreed, without admitting or denying wrongdoing, to (1) pay $250 million in disgorgement and $125 million in civil penalties; (2) the issuance of an order against three subsidiaries of the Corporation, Banc of America Capital Management, LLC ("BACAP"), the Company, and Banc of America Securities, LLC ("BAS") to cease and desist from violations of the federal securities laws, as well as the implementation of enhanced governance and compliance procedures; (3) retain an independent consultant to review the Company's, BACAP's and BAS' applicable compliance, control and other policies and procedures; and (4) exit the unaffiliated introducing broker-dealer clearing business. In addition, the agreement with the NYAG provides for reduction of mutual fund management fees of the Nations Funds by $80 million over five years. These settlements were finalized with the NYAG and the SEC on February 9, 2005.

After consultation with counsel, review of the results of our internal investigations, and the settled enforcement actions with the SEC dated February 9, 2005 or otherwise, management believes that there are no liabilities or loss contingencies that are required to be accrued or disclosed by FAS 5 with respect to the Company. The financial statements include all expenses directly attributable toall legal matters. Despite the settled enforcement actions, no amounts are allocable to the Company. Management believes that the methods of allocation are reasonable given the facts and circumstances.

On February 9, 2005, the Corporation entered an agreement with the Federal Reserve Bank of Richmond, and Bank of America, N.A. entered an agreement with the Office of the Comptroller of the Currency. Under the agreements, the Corporation and Bank of America, N.A. agreed to continue with existing plans to implement remedial actions. The federal banking regulators did not impose any monetary penalties or fines under the agreements.

The Corporation is continuing to respond to inquiries from federal and state regulatory and law enforcement agencies concerning mutual fund related matters.

Private lawsuits seeking unspecified damages concerning mutual fund trading against the Corporation and its pre-FleetBoston-merger subsidiaries include putative class actions purportedly brought on behalf of shareholders in Nations Funds mutual funds, derivative actions brought on behalf of one or more Nations Funds mutual funds by Nations Funds shareholders, putative ERISA class actions brought on behalf of participants in the Corporation's 401(k) plan, derivative actions brought against the Corporation's directors on behalf of the Corporation by shareholders in the Corporation, class actions and derivative actions brought by shareholders in third-party mutual funds alleging that the Corporation or its subsidiaries facilitated improper trading in those funds, and a private attorney general action brought under California law.

On February 20, 2004, the Judicial Panel on Multidistrict Litigation (MDL Panel) ordered that all lawsuits pending in federal court with respect to alleged late trading or market timing in mutual funds be transferred to the U.S. District Court for the District of Maryland for coordinated pretrial proceedings. The private lawsuits have been transferred to the court with the exception of one case that was remanded to a state court in Illinois and two cases where motions to remand to state court remain pending. On September 29, 2004, plaintiffs filed consolidated amended complaints in the U.S. District Court for the District of Maryland. Motions to dismiss the consolidated amended complaints are to be filed on February 25, 2005. Discovery is presently stayed in all of these actions. A motion to lift the stay is scheduled to be heard in March 2005.

*Other Regulatory Matters*
In the course of its business, the Corporation is subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer and is subject to regulation by the SEC, the NASD and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2004, the Company had net capital for this purpose of $209.6 million, which was $207.4 million in excess of its minimum net capital requirement of $2.3 million. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2004 was 0.16 to 1.

# BACAP Distributors, LLC

**(A wholly-owned subsidiary of Bank of America, N.A.)**

**Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**

**December 31, 2004** **Schedule I**

*(amounts in thousands)*

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Member's equity | $ | 323,015 |
| Less - deductions and/or charges | | |
| 12b-1 and shareholder administration fees receivable | | 15,253 |
| Administration fees receivable from affiliated funds | | 8,987 |
| Other receivables | | 460 |
| Investments owned - not readily marketable | | 30,665 |
| Deferred sales commissions | | 18,445 |
| Other charges | | 34,546 |
| Net capital before haircuts on investment positions | | 214,659 |
| Haircuts on investment positions: | | |
| Money market fund | | 5,029 |
| Net capital | $ | 209,630 |
| **Aggregate Indebtedness** | | |
| Items included in the Consolidated Statement of Financial Condition | | |
| 12b-1 and shareholder administration fees payable | $ | 10,937 |
| Accrued employee incentives | | 5,689 |
| Payables to affiliates | | 5,126 |
| Accounts payable and accrued liabilities | | 1,811 |
| Compensation arrangements payable | | 257 |
| Deferred tax liability, net | | 2,923 |
| Accrued taxes payable | | 10,053 |
| | | 36,796 |
| Minority interest | | 10 |
| Adjustment for deferred tax liability, net | | (2,923) |
| Total Aggregate Indebtedness | $ | 33,883 |
| **Computation of Basic Net Capital Requirement** | | |
| 1. Minimum net capital required (6 2/3 percent of aggregate indebtedness) | $ | 2,259 |
| 2. Minimum net capital of broker-dealer | $ | 100 |
| Net capital requirement (greater of 1. or 2.) | $ | 2,259 |
| Excess net capital (net capital less net capital requirement) | $ | 207,371 |
| Excess net capital at 1000% | $ | 206,242 |
| Ratio: aggregate indebtedness to net capital | | 0.16 to 1 |

## BACAP Distributors, LLC
**(A wholly-owned subsidiary of Bank of America, N.A.)**
**Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (continued)**
**December 31, 2004** — **Schedule I**

*(amounts in thousands)*

**Reconciliation with Company's Computation**
(included in Part IIA of Form X17A-5 as of December 31, 2004)

| | |
|---|---|
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ 219,490 |
| Adjustments impacting net capital: | |
| Decrease in member's equity | (612) |
| Inclusion of administration fees receivable from affiliated funds as non allowable | (8,987) |
| Inclusion of other receivables as non allowable | (261) |
| Total adjustments | (9,860) |
| Net capital per above | $ 209,630 |
| Aggregate indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report | $ 32,759 |
| Adjustment impacting aggregate indebtedness: | |
| Increase in accounts payable and accrued liabilities | 500 |
| Increase in accrued taxes payable | 624 |
| Total adjustments | 1,124 |
| Aggregate indebtedness per above | $ 33,883 |

**BACAP Distributors, LLC**
**(A wholly-owned subsidiary of Bank of America, N.A.)**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2004** **Schedule II**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

**BACAP Distributors, LLC**
**(A wholly-owned subsidiary of Bank of America, N.A.)**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2004** **Schedule III**

The company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control**
**Required By Rule 17a-5 of the Securities and Exchange Commission**

To the Board of Managers and Member of
BACAP Distributors, LLC

In planning and performing our audit of the consolidated statement of financial condition and supplemental schedules of BACAP Distributors, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

**To the Board of Managers and Member of**
**BACAP Distributors, LLC**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005